CircleIt®
GENERATIONAL PLATFORM

Be There. Forever.


KODAK PORTRA 400
53

> My father left me a box of treasured memories, meaningful trinkets, candid stories and cultivated wisdom, meant to be shared among family and stored for future generations. I am building this company in his honor.

Art Shaikh,
CircleIt Founder & CEO



THE PROBLEM

People strive to stay connected.
Connected to work.
Connected to school.
Connected to friends.
Connected to family.

They crave involvement in the lives of their loved ones and look for outlets to help facilitate that.

In the end, everyone wants to leave their mark in this world.

They want to be remembered.

THE IDEA

Build a trusted, private and secure generational platform to promote communication across generations while fostering bonds across time.

A unique platform that will allow members to send messages, cards, gifts and more to to be delivered to any future date.

Even after they're gone.

THE SOLUTION

MEET CIRCLEIT.

A first-of-its-kind platform that gives members the ability to preserve their past, document their present and be there for future generations.

PRESERVE THE PAST

- Build specialized profiles for your ancestors
- Store and share old family photos and videos

DOCUMENT THE PRESENT

- Real-time chat, voice and video calls
- Capture and share memories with family near and far

BE THERE FOR GENERATIONS

- Send cards and physical gifts to any future date
- Your detailed profile will live on for generations



NOVEMBER 1926
Sera and I moved into our new house on Landover. My job was to take care of little Junior as the rest of the family helped with..
< BACK
ANCESTOR PROFILE
BIO
GALLERY
STORY
ASK ME
Seraphina (Gillis) Crawford
June 18, 1901
Your Great Aunt
Chicago, IL
Gaffney, SC
Naperville, IL
Nurse at Chicago General
New York, NY
The University of Chicago
1901
Seraphina Gillis
June 18, 1901
Youngest daughter of Edward and Bertha Gillis.
Graduated, Illinois School for Nurses
May, 1922
Graduated with a degree in Nursing
1923
Married, Samuel Crawford
December 29, 1923
Married at family farm in Milwaukee, Wisconsin.

THE SOLUTION

Advancing technology makes generational connection possible.



CircleIt
TODAY
MY CARDS
OUTGOING
RECENTLY UNLOCKED (1)
TEAM CIRCLEIT
Generational Platform
WATCH VIDEO
Card Store
Customize free cards for any occasion.
SHOP CARDS
Gift Store
Deliver gifts to any future date.
SHOP GIFTS
Upcoming Events
HALLOWEEN
Oct 31
CREATE CARD
MARDI GRAS
Mar 1
CREATE CARD
HOME
FRIENDS
CREATE CARD
CHAT
MENU
TODAY
MY CARDS
OUTGOING
MARCH 2022
happy birthday!
Grace O'Conner
March 2, 2022
FEBRUARY 2022
My heart beats for you. Happy Anniversary!
Ray Martinez
February 10, 2022
BIRTHDAY CARDS
Stay Awesome
Bday Splash
Happy Bee Day
Poppin' Bday
The Best One Yet
Better Place
HOPE YOUR BIRTHDAY IS POPPIN'
HAPPY B-DAY! HOPE IT'S THE BEST ONE YET!
HAPPY BIRTHDAY!
GIFT STORE
A Mother's Love
A Mother's Love is beautiful, soft, and vibrant. This selection of florals is symbolic of spring's awakening in full bloom, much like a first-time mother. This bouquet will surely bring a nostalgic atmosphere to her favorite space.
Subtotal: $39.99
ADD TO CART
REVIEW CARD
RECIPIENT
Tommy McMahon
tommymcm@gmail.com
773-778-1313
EDIT
SENDER
Annie McMahon
anniemcm@gmail.com
773-546-7890
EDIT
CARD
MESSAGE
Tommy - I am writing this card to remind you how much you mean to me and no matter what the future holds you are always in my heart and thoughts.
EDIT
ATTACHED MEDIA
Select Delivery Date
December 12 2041
January 13 2042
February 14 2043
March 15 2044
April 16 2045
SELECT

EARLY ADOPTERS



SHORT TIMERS

18M Annual Cancer Cases

50M Alzheimer's Patients

70M Baby Boomers



FORWARD THINKERS

139M Births per Year

24M First Time Moms



RISK TAKERS

66M Military Personnel

13M Law Enforcement

96M First Responders

OUR PATENTS & TRADEMARKS

1 approved patent and 3 patents pending.

Title of invention: Method and systems for scheduling, indexing, categorizing, and triggering digital content & gifts for future delivery.


The Director
Patent

CircleIt
GENERATIONAL PLATFORM

MILESTONES

2018
THE IDEA
OF CIRCLEIT
WAS BORN

2019
PATENT ISSUED
FOR GENERATIONAL
PLATFORM

2020
BETA VERSION
LAUNCHED
GLOBALLY

2021
SERIES A
$5.1M IN FUNDING
-
REACHED
1M USERS

2022
5.2M USERS
IN 175
COUNTRIES

CIRCLEIT VISION


SECURE CHAT
FAMILY TREE
CARD STORE
GIFT MARKETPLACE
LEGAL MARKETPLACE
FINANCIAL MARKETPLACE
MOBILE APPLICATION
DESKTOP
CONCIERGE SERVICE
MILITARY GRADE PRIVACY, SECURITY & ENCRYPTION
AWS CLOUD
CIRCLEIT GENERATIONAL PLATFORM

OUR PLANS

STANDARD	PREMIUM	GOLD
$0.00	$4.99 (MONTHLY)	$9.99 (MONTHLY)
10 GB STORAGE	1 TB STORAGE	2 TB STORAGE
✓ NO annual fee, ever	✓ $4.99 monthly fee	✓ $9.99 montly fee
✓ Create & send digital cards	✓ Create & send digital cards	✓ Create & send digital cards
✓ Send gifts & flowers to the future	✓ Send gifts & flowers to the future	✓ Send gifts & flowers to the future
✓ 100% private & secure chat	✓ 100% private & secure chat	✓ 100% private & secure chat
✓ Build your family tree	✓ Build your family tree	✓ Build your family tree
✓ Generational Profile	✓ Generational Profile	✓ Generational Profile
× 24/7 Support (web only)	✓ 24/7 Support (web only)	✓ 24/7 Support (web & mobile)
× Child Account	✓ Child Account	✓ Child Account
× SmartCards	✓ SmartCards	✓ SmartCards
× My Story	✓ My Story	✓ My Story
× Ancestral Profiles	✓ Ancestral Profiles	✓ Ancestral Profiles
× Digital Will	× Digital Will	✓ Digital Will

CUSTOMER ACQUISITION CHANNELS

SOCIAL MEDIA

PAID MEDIA

TRADITIONAL MARKETING

PUBLIC RELATIONS

SEARCH ENGINE

INFLUENCERS MARKETING

Digital channels provide us with the lowest acquisition cost

ACQUISITION COST & CONVERSION RATE

$ 1.17


2.23%
11.23%
29.76%
Industry Average
Industry Average, Top 10%
CircleIt Conversion Rate

Global cost per user acquisition.

Conversion Rate: Website visit to download

CircleIt
GENERATIONAL PLATFORM

CUSTOMER LIFESPAN

We expect members in our **premium** and **gold** tiered plans to have an average consumer lifespan of **30 years**.



6-12
13-20
21-29
30-34
35-49
50-64
65+
STANDARD MEMBER
PREMIUM MEMBER
GOLD MEMEBER
Average Lifetime of Customer is 30 Years

PROJECTED MEMBERSHIP GROWTH



200,000,000
150,000,000
100,000,000
50,000,000
0
20M
50M
100M
2023
2024
2025

Total Number of Members



4,000,000
3,000,000
2,000,000
1,000,000
0
200K
750K
2M
2023
2024
2025

Number of **Paid Members**

This slide contains future projections which cannot be guaranteed.

ANNUAL REVENUE & LIFETIME VALUE


$125
$100
$75
$50
$25
$0
$60
$90
$120
2023
2024
2025

Average **Annual Revenue**
per Paying Customer


$4,000
$3,000
$2,000
$1,000
$0
$1,800
$2,700
$3,600
2023
2024
2025

Average **Customer**
Lifetime Value (CLTV)

This slide contains future projections which cannot be guaranteed.

PROJECTED REVENUE GROWTH


$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
$12M
$67.5M
$240M
2023
2024
2025

Total Revenue

This slide contains future projections which cannot be guaranteed.

BUDGET ALLOCATION


OPERATIONS
5.0%
PAYROLL
24.0%
$5M
MARKETING
50.0%
TECHNOLOGY
21.0%

MEET THE TEAM

31 members globally


Art Shaikh
Founder & CEO


Allison Pagni
Board Member


Connor Crown
Board Member


Arjun Gupta
Board Observer


Orissa Claver
HR & Investor Relations


Rafi Sayyed
CTO


Sami Sayyed
Engineering


Tim McCarter
Project Manager


Elizabeth Michals
Product Designer


Teresa Duckworth
Brand Communication


Joe Karasin
Growth Marketing


Samantha Ruffolo
Lead Designer


Corto Gillespie
Producer & Director


Aisha Nawab
Finance & Ops


Lisa Roti
Brand Marketing

CircleIt
GENERATIONAL PLATFORM


MICHIGAN STATE
adidas

the team behind the unicorn

CircleIt
GENERATIONAL PLATFORM

Be There. Forever.

10 WEST HUBBARD STREET,
CHICAGO IL 60654
www.CircleIt.com